SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Sessa Capital GP, LLC

888 Seventh Avenue, 30th Floor

New York, New York 10019

Attention: Jae Hong

1-212-257-4410

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

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Explanatory Note

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC and John Petry (collectively, the “Reporting Persons”) on September 29, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

On October 20, 2020, the Reporting Persons and other Company shareholders (the “Other Shareholders” and, together with the Reporting Persons, the “Shareholder Parties”), Oaktree Capital Management, L.P. (“Oaktree”), Centerbridge Partners, L.P., (“Centerbridge” and, together with Oaktree and the Shareholder Parties, the “Equity Commitment Parties”) and Honeywell International Inc. (“Honeywell”) entered into the Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “A&R Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Proposed Plan”) to the Company. The A&R Coordination Agreement amended and restated a similar agreement entered into by Oaktree, Centerbridge and Honeywell announced on October 16, 2020.

Under the A&R Coordination Agreement, among other things, the Equity Commitment Parties agreed to backstop the issuance of, or otherwise commit to purchase, $1,050.0 million of new shares of Convertible Series A Preferred Stock (the “Convertible Series A Preferred Stock”) of the reorganized Company. The restructuring transactions contemplated by the A&R Coordination Agreement provide for the treatment of claims against the Company and its subsidiaries, and a rights offering in which all holders of Shares will receive subscription rights to purchase additional shares of Convertible Series A Preferred Stock at a purchase price of up to $100.0 million in the aggregate in cash pursuant to the terms and conditions therein. Under the A&R Coordination Agreement, among other things, the Shareholder Parties agreed not to dispose of any ownership, including any Beneficial Ownership (as defined in SEC Rule 13d-3) in any interests in the Debtors (as defined therein) unless the A&R Coordination Agreement is terminated with respect to the Shareholder Parties and such termination is disclosed in an amendment to their respective Schedule 13Ds. The A&R Coordination Agreement may be terminated by Shareholder Parties holding at least 60% of the commitments to purchase Convertible Series A Preferred Stock held by the Shareholder Parties following the occurrence of certain events set forth therein.

The Proposed Plan has not been approved by the Company and is subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the A&R Coordination Agreement, or at all. The foregoing description of the A&R Coordination Agreement is qualified in its entirety by the terms and conditions of the A&R Coordination Agreement, which is filed as Exhibit 99.1 hereto.

The Shareholder Parties by themselves or with the Equity Commitment Parties (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons reserve the right to act independently and without respect to the other Equity Commitment Parties, subject to the A&R Coordination Agreement, and to change their plans or proposals at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons anticipate that the other Equity Commitment Parties may file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. Based on information provided by the other Equity Commitment Parties, the Reporting Persons believe that the Equity Commitment Parties beneficially own in the aggregate 48.6% of the outstanding Shares as of the date of this Amendment No. 1.

CUSIP No. 366505105

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Amended and Restated Coordination Agreement, dated October 20, 2020, by and among the parties identified therein (incorporated by reference to Exhibit II to Oaktree Capital Management, L.P.’s Amendment No. 2 to Schedule 13D filed on October 20, 2020).

CUSIP No. 366505105

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2020

By:	/s/ John Petry
Name:	John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P